EXHIBIT 99.2

                                         FORM 51-102F3
                                     MATERIAL CHANGE REPORT




1.     Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2.     Date of Material Change

The material change occurred on April 4, 2005.


3.     Press Release

On Monday, April 4, 2005 at approximately 5:15 p.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada News Wire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A copy of the press release is attached.


4.     Summary of Material Change

On April 4, 2005, the Corporation issued a Press Release in which it announced that its Board of Directors has appointed Donald Walker and Siegfried Wolf as the Corporation's co-Chief Executive Officers.


5.     Full Description of Material Change

On April 4, 2005, the Corporation issued a Press Release in which it announced that its Board of Directors has appointed Donald Walker and Siegfried Wolf as the Corporation's co-Chief Executive Officers. Frank Stronach has relinquished the position of interim Chief Executive Officer that he assumed on a temporary basis following the resignation of Belinda Stronach in January 2004, and remains Chairman of the Corporation's Board of Directors.

Mr. Walker, who has been with the Corporation since 1987, was previously the Corporation's Chief Executive Officer from November 1994 up until February 2001, when he agreed to lead Intier Automotive Inc., the Corporation's interiors and closures subsidiary, which went public in August 2001. The Corporation has now privatized Intier, which became effective on April 3, 2005.


6.     Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7.     Omitted Information

Not applicable.


8.     Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 4th day of April, 2005.